CUSIP NO. 66954 10 9                  13D                      PAGE 1 OF 8 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  NovAtel Inc.
                             ----------------------
                                (Name of Issuer)

                                  Common Shares
                              --------------------
                         (Title of Class of Securities)

                                   66954 10 9
                           ---------------------------
                                 (CUSIP Number)

                                   ONCAP L.P.
                               Canada Trust Tower
                           161 Bay Street - 49th Floor
                        Toronto, Ontario, Canada M5J 2S1
                            Attention: Gregory Baylin
                                 (416) 362-7711
                         -------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With Copies to:

                             Joel I Greenberg, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000

                                 January 3, 2005
                          ----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66954 10 9                  13D                      PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CMC Electronics Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)   [ ]
         Not applicable                                                (b)   [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
   NUMBER         7.    SOLE VOTING POWER
 OF SHARES              0
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
   OWNED                3,012,339
                  --------------------------------------------------------------
  BY EACH         9.    SOLE DISPOSITIVE POWER
 REPORTING              0
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER
   WITH                 3,012,339
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,012,339
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         36.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                  13D                      PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Onex Corporation
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)   [ ]
         Not applicable                                                (b)   [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
   NUMBER         7.    SOLE VOTING POWER
 OF SHARES              0
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
   OWNED                3,012,339
                  --------------------------------------------------------------
  BY EACH         9.    SOLE DISPOSITIVE POWER
 REPORTING              0
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER
   WITH                 3,012,339
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,012,339
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         36.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                  13D                      PAGE 4 OF 8 PAGES

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Gerald W. Schwartz
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a)   [ ]
         Not applicable                                                (b)   [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         Not applicable
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
         2(d) OR 2(e)                                                        [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
--------------------------------------------------------------------------------
   NUMBER         7.    SOLE VOTING POWER
 OF SHARES              0
                  --------------------------------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
   OWNED                0
                  --------------------------------------------------------------
  BY EACH         9.    SOLE DISPOSITIVE POWER
 REPORTING              0
                  --------------------------------------------------------------
  PERSON          10.   SHARED DISPOSITIVE POWER
   WITH                 0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)*                                                [X]

         Excludes shares beneficially owned by the other persons joining in the filing of this Statement, as to which beneficial ownership is expressly disclaimed.
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         0
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 66954 10 9                  13D                      PAGE 5 OF 8 PAGES

      The reporting persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed on April 16, 1998 (the "Schedule 13D"), as amended on April 28, 1998 and December 30, 2004, in respect of the Common Shares of NovAtel Inc. as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the
Schedule 13D.

Item 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 5. Interest in Securities of the Issuer

            (a) and (b) The aggregate number of Common Shares beneficially owned by the Reporting Person as of the date hereof is 3,012,339 shares. Based on the information provided by the Issuer in its Report of Foreign Issuer on Form 6-K filed on November 25, 2004 that there are 8,181,407 Common Shares outstanding, the Common Shares beneficially owned by the Reporting Person represent approximately 36.8% of the outstanding Common Shares. The Parent and Mr. Schwartz may be deemed to beneficially own all of the Common Shares owned by the Reporting Person by virtue of Parent's controlling interest in the Reporting Person. Mr. Schwartz expressly disclaims beneficial ownership of the Common Shares beneficially owned by the Reporting Person and Parent.

            Except as otherwise described herein, the persons identified on Appendix A do not beneficially own any Common Shares.

            (c) Pursuant to a plan of arrangement under the Canada Business Corporations Act, on April 11, 2001, 3822770 Canada Limited ("3822770"), an indirect wholly-owned subsidiary of Parent, purchased all of the issued and outstanding shares of BAE. Immediately thereafter, 3822770 and BAE amalgamated and continued as the Reporting Person (the "Amalgamation"). In accordance with the plan of arrangement, the Reporting Person assumed all of the assets of BAE including the ownership of the Common Shares of the Issuer previously held by BAE and all rights held by BAE in the Common Shares.

            During the period from January 3, 2005 through January 6, 2005, the Reporting Person disposed of 1,462,161 Common Shares through sales in open market transactions on the dates and at the amounts and prices listed below:

      Date of Sale      Number of Shares Sold       Avg. Share Selling Price
      ------------      ---------------------       ------------------------
       1/3/2005               103,800                      $47.0031
       1/4/2005               340,361                      $39.7354
       1/5/2005               578,000                      $33.1279
       1/6/2005               440,000                      $32.8647

            As a result of the sales described above, the 220,000 Common Shares owned by Telexel Holding Limited, which were subject to a call option described in Item 6 below, are no longer beneficially owned by the Reporting Person.

CUSIP NO. 66954 10 9                  13D                      PAGE 6 OF 8 PAGES

SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2005


                                    CMC ELECTRONICS INC.



                                    By: /s/ JEAN-DENIS ROY
                                       -------------------------
                                       Name: Jean-Denis Roy
                                       Title: Vice President, Human Resources
                                              and General Counsel



                                    ONEX CORPORATION



                                    By: /s/ DONALD W. LEWTAS
                                       -------------------------
                                       Name: Donald W. Lewtas
                                       Title: Managing Director



                                    GERALD W. SCHWARTZ



                                    By: /s/ DONALD W. LEWTAS
                                       -------------------------
                                        by Donald W. Lewtas,
                                        pursuant to a power of attorney